Room 4561

September 27, 2006

Mr. Suresh C. Senapaty
Chief Financial Officer
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India

       Re: **Wipro Limited**
               Form 20-F for the Fiscal Year Ended March 31, 2006
               Filed June 22, 2006
               Form 6-K Filed August 14, 2006
               File No. 1-16139

Dear Me. Senapaty:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended March 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 59

1.   Your discussion under this section identifies changes in various financial statement line items which have impacted your cash flows, but does not appear to address the underlying causes of the changes in those items. For example, you indicate that an increase in accounts receivable as of March 31, 2006, as compared to March 31, 2005, impacted your cash flows from operations. However, you do not describe the underlying causes of the increase in accounts receivable. Explain to us how you have considered providing discussion of the underlying reasons for material changes in line items in your cash flow statements.

2.   Discussion regarding certain of your acquisitions indicates that the acquisitions will be funded through "internal accruals." Explain to us what "internal accruals" represent and how they will be used to fund acquisitions. Consider providing similar clarifying disclosure in future filings.

Critical Accounting Policies, page 64

3.   We note the disclosure, appearing in the final sentence of the third paragraph of this section, regarding your accounting policies for costs incurred in connection with specific anticipated contracts. Based on this disclosure, your accounting policies for these costs are not clear. In this regard, it is not clear if, and under what circumstances, costs incurred in connection with specific anticipated contracts are deferred. Describe for us, in reasonable detail, your accounting policies with respect to these costs. As part of your response, describe the nature of the specific costs involved. Provide reference to the specific authoritative literature that supports your accounting. Also, explain how you have considered SOP 98-5.

Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies, page 117

Derivatives and Hedge Accounting

4.   We note your discussion regarding the use of short term forward foreign exchange contracts (roll-over hedging) in connection with your foreign currency risk

management activities. Explain to us, in reasonable detail, how you have applied the criteria of SFAS 133 in determining that these roll-over instruments qualify for hedge accounting. As part of your response, describe the material terms of the hedging instruments, including whether roll-overs are at current or historical exchange rates. Describe your accounting for these instruments from inception to final resolution. In this regard, clearly explain how you determine the portion of the gain or loss on a given forward exchange contract that is deferred and the portion that is recognized in current earnings.

Note 12. Other Current Liabilities, page 126

5.   We note the increase in the year end balance for warranty obligations as of March 31, 2006 as compared to the prior year. Explain to us, in reasonable detail, the reasons for this increase. Explain to us how you have considered providing similar disclosure in your MD&A.

Note 28. Commitments and Contingencies, page 141

6.   We note your disclosure regarding tax demands received from Indian income tax authorities. Tell us your assessment of the likelihood of a material loss with respect to these tax demands. Please note, a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if it is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, and the amount of that additional loss would be material. In that case, you must disclose the estimated additional loss, or range of loss, that is reasonably possible, or state that such an estimate cannot be made.

Form 6-K filed August 14, 2006

Financial Statements

Notes to Consolidated Financial Statements

Note 3. Acquisitions, page 15

7.   Disclosure regarding your acquisition of Northwest Switchgear Limited indicates, in part, that the significant majority of the purchase price has been preliminarily allocated to marketing-related intangible assets, including trademarks and brand names. Explain to us your basis for this purchase price allocation. As part of your response, explain how you have considered the guidance of SFAS 141, pars. 35 through 37.

Mr. Suresh C. Senapaty
Wipro Limited
September 27, 2006
Page 4

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief